SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

April 24, 2002

Sonera Corporation

(Name of Filer)

Sonera Corporation

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

     THE FOLLOWING IS A TRANSCRIPT OF A PRESS CONFERENCE HELD BY SONERA CORPORATION ON APRIL 23, 2002.

SONERA CORPORATION’S JANUARY-MARCH INTERIM RESULTS PRESS & ANALYST CONFERENCE IN HELSINKI, FINLAND, ON 23 APRIL, 2002, AT 1 PM-2 PM

Jari Jaakkola, Executive Vice President, Corporate Communications & IR:
Welcome representatives of the press and investors to our press conference as we release Quarter 1 results. We have with us today CEO Harri Koponen, who will present the result, CFO Kim Ignatius, who will go over the result by Division and then we have almost the entire management team here today, that I would like to ask to come up front after the presentation. In the back we have Jaakko Nevanlinna, in charge of Sonera Telecom, Aimo Eloholma, Niklas Sonkin, in charge of strategy, Chairman of the Board for SmartTrust, head of mobile domestic, Anne Vepsäläinen – where is Juha Varelius? Over there! This time around, a little different than before, we will present a result which is quite good in our opinion if you look at the expectations. We will give the presentation in Finnish. Harri, go ahead.

Harri Koponen, President & CEO, Sonera Corporation:
I would like to go over the relevant numbers. If we look at this presentation – very shortly our presentation – our EBITDA increased 87% and ended up in € 191 million which is Sonera’s best EBITDA result so far. Profit before tax and minority interest increased to € 279 million – last year the corresponding figure was € 245 million. Comparable revenues increased 4% and ended up in € 536 million. Net debt dropped below € 2.5 billion, as we had promised earlier. This is the situation after Pannon’s GSM, Sonera Info Communication and Deutsche Telekom sales of shares. At the same time, Telia and Sonera announced their plans to merge to become the leading teleoperator in the Nordic and the Baltic. Profitability increased as you can see, here is the history of Sonera’s development, we are very happy with the achieved result. If we look at these things in more detail, the development of subscribers in domestic telecommunications – we have 2.415 million GSM subscribers at the end of March and the net reduction is 11.000 from the end of 2001. Sonera lost some of her most price-conscious customers. The loss in the consumer segment consisted of low result PrePaid subscribers, and corporate segment showed growth. This mirrors the trend we have been talking about: we focus on profitable growth, we didn’t enter the significant battles around New Year’s. We have shifted our focus from getting new customers to additional sales to current clients. We will also make sure that current clients feel that they are respected and valued as our customers. Sonera seeks profitable growth, not maintaining high market share in the expense of profitability. This has been our main message from the beginning. We will continue on this path. As we look at the limiting of investments in UMTS partner companies, we will not make more investments in Germany. Quam already has about 100.000 customers at this time and it continues to grow. We have agreed on network deliveries and have a deal on those with Ericsson and Nortel. UMTS service will start around 2003. Right now the network is functioning on 2.5, meaning GPSR network mode, as a kind of a virtual operator on top of current ePlus network. The contract obligation to Spain, € 300 million, still remains. Xfera’s launch has been delayed, until 3G business model in financially viable and there are terminal available. In Italy, IPSE contract obligation is € 180 million and the situation is the same over there; it will enter the market as the market and the business model are completed. We have observed with cheer that yesterday the Italian Ministry made a decision to propose to the EU Commission that the continuous trade for licenses be made possible. We have been promoting this cause, along with other operators, very strongly and we are very satisfied that this kind of decision was made in Italy. Hopefully, the regulators in other countries will follow Italy’s lead. I f we go to the Service Businesses, the costs have been cut by over 50% while making sure that profitability and growth remain. Number of personnel has decreased by 800 from the peak of 2001. Focusing operations is proceeding as scheduled; if we look at Sonera Zed, the Netherlands, Turkey are closed, and the USA is closing. The European date centers have been united in one place here in Finland; we have decided to close down Sonera Plaza’s financial portal. Sonera Juxto, the German offices, have been closed down. Sonera R&D will focus on research and development business alone; Sonera SmartTrust, Digital Identity, which means the digital identification business in fixed networks, we have decided to close it down. We will start to streamline due to low demand, this will not cause any activities in Finland. Profitability has developed within the set parameters, we are satisfied. Going over to cost-effective shifting to the new generation of mobile communication, our domestic profitability in mobile has remained good and strong. Investments have lowered considerably from last year. Sonera opened the UMTS network for test use, as required by license terms, January 1, 2002, and we will launch the first commercial services within a very limited geographical area September 6, 2002. We will expand the UMTS network by utilizing the comprehensive GPSR network and other existing networks as we move to broader commercial use and we see in Sonera that the mass market will develop during 2004-2005. The year 2003 is the time for strong start-up process. Surely we will see more commercial services next year. In Finland, the UMTS investments will be € 500 million from 2000-2009, focusing on the latter years. Moving on to improving cash-flow profits, we ended up in the 80 level, somebody may ask why is it going down, one must take into account these one-off transactions that we made during Q4 last year. The blows that we took in arrangement costs are now showing. If we go to the sales of non-core assets, we have continued this process. We announced Pannon some time ago, we got € 310 million from the deal. The sale of Sonera Info Communications was decided last month, we received € 220 million from that. The sale profits from the remaining Deutsche Telekom shares was € 466 million. Cash income, January-March, € 894 million have been used to reduce debt. Also, one must note that we have this Elisa ownership sales option, it is equivalent of 2.8 million Deutsche Telekom shares that will be available for sales purposes as we get the permit to operate with those. Moving on to maximizing customer satisfaction, business organization will be unified by July 1, 2002, into three operative levels: Sales & Marketing, Services & Products, Production & Networks. Resources and expertise will be utilized on Sonera level in a more effective way. We will sharpen our competitive position and we will assess how the customer could benefit more from our offering. We are not separating our network operations which would be a disadvantage to the customer: we will swim against the stream in comparison to many of our colleagues, British Telecom and such, we see that this is more valuable for the customer that these services can be accessed from one place. We maintain that One Sonera operations model will make it possible to implement the new strategy a lot better than the previous one. If we go into the new strategy and its key objectives, we want to be answer the demand from corporate clients by expanding our services to ICT area, ICT means Information, Communication, Telecommunications, we want to make over-all-coverage solutions for clients, but we don’t want to go everywhere in the area; we want to provide solutions that are corporate-driven and market-driven, together with our partners. We also want to offer consumers entities that are easy to grasp, and that work the way the consumer wants them to work, not the way we want them to work. This consumer-orientation in services. As a communications operator, we seek profitable growth from eastern markets, on very selected area, like we have said previously. At the same time, we want to remain a forerunner and an active developer of the market also in the future. Because I have once before mentioned that Finland has lost its top billing as information society. We should, as a society, get that position back, but that requires a lot of work, mutual efforts and cooperation with our competitors. This is a challenge I issue to different directions; we as a society should concentrate and make an effort on that front. I f we look at the focus areas of the new strategy, it focuses on three growth areas, and in the middle, Sonera domestic, will remain. Our message is that we won’t vanish from the domestic market, Finland is our central area where we are a strong provider of services to corporate and consumer clients and our partners and, at the same time, we focus on 3G added value. The home market hasn’t been forgotten. There are three growth areas; I told you about the ICT area, then we have MyLife area which is the consumer-oriented area and then we have east where we talk of consolidation and network footprint strategy. If we go over this in more detail, in ICT we expand the total solutions directed to corporate clients by taking the ICT services that relate to communications. We won’t enter every arena, only those we know and have operation experience from. In this manner, Sonera can serve a lot better her corporate clients who have challenges of their own, so they can focus in their own business and developing of core business. We will do this in cooperation with domestic and international players; we are looking for good number one or number two players. We want to work with the leading providers, we have announced this HP Accenture cooperation so there is a coordinated effort there. Moving on to the next area, east, Russia’s GSM operator MegaFon, of which Sonera owns 26%, is the only nation-spanning mobile operator. The growth potential is very strong, in the market the penetration is about 6% — keeping in mind that there is 150 million citizens and synergy opportunities with other Russian businesses. Sonera is not just involved in the mobile operator sector but we also have other operations in Russia; we just celebrated the 10th Anniversary of Sonera Russia, one of the first Western companies from the field that entered the competition over there, very early on. If we look at Eurasia, Kazakhstan, Azerbaijan, Georgia and Moldova; here we are seeking immediate profitable growth. Over there the basic principle is that we wanted to move from minority owner to controlling operator role where we ourselves can decide how this network operating is developed and by using technology that is very familiar to Sonera. This is not a hype market, it’s existing technology that is growing very strongly, and we will effect the operative decisions very strongly as the markets are being developed. Also the low mobile penetration, 4-8% depending on the country, makes it possible to experience rapid, profitable growth. The need for additional investments is quite reasonable. Then we have the map, if somebody is still in the dark about this, here is our Eurasian market where the brightest stars are Kazakhstan and Azerbaijan and the intense development of their operations as we speak. Moving on to developing value for 3G investments, the investments have been capped. This decision will not change. We will participate in developing operations as a minority shareowner, together with Telefonica and other shareowners over there. Sonera’s goal is to make frequency trade possible, corporate arrangement situations are among these issues where this frequency trade must be clearly known beforehand. Now we have noted, like I said, the news from Italy. The first messenger is on the way. Moving on to the concept we call Business Lab Finland, we want to develop services where we have a distinct client and an existing business model. We must create a mutual forum for Sonera’s partners and strategic clients where ideas can be developed and cultivated. The mission is to create new services in good cooperation with customers, so that the whole so-called eco-system is present and that we can see total service fits in the network, how it fits the needs of our consumer and corporate clients, how our partners can benefit from this business. We want to strengthen Sonera’s position as a forerunner and innovator, the starting point is the good reputation of Sonera and Finland, and the progressive Finnish customer base. We still believe that we have very much to offer to the rest of the world but we must get our own act together, so that we can demonstrate what added value we can truly provide to our customers and partners. The schedule for Sonera’s growth, we see the east as the place for instant growth, the next growth area is MyLife. We will have to complete more solutions over there and it will take some time for us to get the ICT solutions to such shape that they are satisfactory across the board with our corporate clients. Before I let Kim speak, I would like to thank our customers for the trust they have shown towards us. A the same time, I would like to thank our shareholders for their patience. Our Board, for giving us the tools to implement the change. Our personnel, for enduring all of this during the last 6-7 months, the great upheavals we have gone through. And then thanks to you, dear media, foe giving us room to work and get things done and make it possible to implement this change. Now Kim Ignatius will go over the result by Division, thank you.

Kim Ignatius, Executive Vice President, CFO:
I am Kim Ignatius and I can say that these quarter report conferences are sometimes fun and sometimes not so fun. But now it’s rather nice. We have good results that we are very happy to tell you about today. Revenue in the first quarter was € 536 million, the growth was 2%. Less than last year, but according to market expectations. Our underlying EBITDA was € 191 million, and we have a significant improvement here, 87% from the figure of the previous year. What is behind this improvement, of course, the robust result-making capability of domestic mobile and fixed line operations, but especially the improvements we have made in service businesses. This quarter’s EBITDA in comparison with the previous quarter was 23% better. Looking at our operating profit, it was € 404 million, when last year, correspondingly, it was € 300 million. And also the underlying operating profit was significantly better than during previous year, € 111 million, when last year it was € 18 million. However, the equity loss in associated companies was weaker than before – the result was € 89 million below zero, last year € 38 million. The most significant part of this loss comes from the German 3G Group which has been launched to the market. Net financing profits, positive, € 2, last year € 17, I will go over these in more detail later on. Profit before income taxes and minority interest € 279 million, this figure includes the € 385 million loss we wrote down from the Deutsche Telekom shares, we wrote down the remaining DT shares for the current market price, 19.40, at the end of last year. They have been sold under this level during the first quarter. Net income increased to € 270 million, last year it was € 165 million. This is due to improved profitability, but also, smaller income tax. The solid performance by Finnish operator business continues, revenue grew 4%, as did EBITDA and operating profit. Revenue growth was hindered by new merger contracts, the checks we have made in SMS pricing and also the current high subscription penetration. Added value services grew 6%, and were € 37 million from revenue. Profitability remained very strong, for the first quarter, still almost at 50% level. The average monthly profit continued to grow, and was 143 minutes, the average monthly result, ARPU, was about at the same level as during previous year. Customer mobility, churn, was 12.3 % higher than previous year and is indicative of the tightening competitive situation that we saw in the last quarter and which has continued this year also. Churn has nevertheless descended during the beginning of the year and is on a good level at the end of the quarter. Revenue from Service Businesses was € 72 million, growth from previous year was 14%. The growth is slower than previously, but one must keep in mind that

Sonera has focused her operations in Service Business quite significantly and down-sized them, for some part, and the current growth speed is due to that. SmartTrust revenue € 5 million, on the level of the previous year, however, EBITDA improved from € 15 million, negative, to € 7 million, negative. Expected operative EBITDA for SmartTrust is still zero level. Also, like Harri mentioned, we will write down losses of approx. € 10 million for terminating digital identification business. Zed’s revenue was tripled, although the basis was relatively small, revenue ended in € 7 million. However, a significant improvement happened in EBITDA, last year EBITDA was negative € 43 million, this year only € 5 million negative. Revenues for Plaza and Juxto are almost on the level of the previous year, no significant change. However, EBITDA also for these units shows the visible improvement actions that were performed. Info Communication, for the last time included in our figures here, this unit has been sold at the end of March. Operative profit was positive € 54 million, last year it was € 100 million negative. However, one should take note that the money from the sale of Info Communications has been written down, and also, as a diminishing faction, devaluation which we have made on the shares of 724 company. Revenue for Sonera Telecom was € 253 million, growth was 4%, revenue for domestic calls declined to € 56 million and international calls increased to € 35 million. Decreasing minutes and price competition effect the domestic calls. Revenue for data services was € 37 million, this figure is influenced by the fact that we have given up our Swedish operations. Seelek sales, the areas where we look for, concerning geography and products, revenue growth, increased 18% in comparison to previous year, it is also the level we believe it will remain on. The true success product at this time is ADSL and other consumer broadband subscriptions; there are 18.900 subscribers more than we had planned for this period originally. The growth is slowed down mostly by installing capacity. Then we look at associated companies more closely, 2G associated companies, mostly Fintur and Turkcell, losses € 27 million. In Fintur’s case, we are in the middle of an arrangement where the Fintur’s GSM operations and technology operations will be separated. The technology side is causing the losses for the most part. When the deal has been closed at the end of spring, also the losses from balance sheet disappear. Last year, we wrote down losses for € 90 million regarding Fintur. 3G partnership companies, mostly Germany, losses € 58 million, 10 million of that belongs to the previous year, but 3G Group had put it down after we had already closed our books for the year. The real share would be € 48 million. Fixed network partnership companies were on the good level of previous year. Over all, in 2G partnership companies there are 16 million customers, most of them from Turkcell, but a very solid development can be perceived also in our Russian operations and Eurasian countries. If we look at financial profits and expenses in all these numbers the decreased debt has an effect and also somewhat lower interest rates. There is no dividend income from this period, in interest profits € 32 million in the first quarter, we have included € 27 million interest profit to partner loan Sonera has given to the German 3G Group. This is not a cash flow based item, it will be converted to own capital at the same time as the partner loan, hopefully during the spring. Interest expenses, 38 million, clearly on a smaller level than previous year, directly reflecting the development of the company’s net debt. Capitalized interest expenses, 11 million, that item from the interest which we count on the capital we have invested on 3G Group. A positive figure, all and all. 2 million, of which 27 million is not a cash-flow influenced item. Some observations about the balance sheet, long-period investments, € 5.9 billion, including € 2.7 billion partner loan that I mentioned. Also, we had at the end of March perhaps abnormally high financial property, deposit, these are not shares but deposits which have been used to cut the company net debt. A nice graph about cutting net debt. If we start from March last year, € 5.6 billion level, taking note of VoiceStream and Powertel sales before closing the USA transaction and Deutsche Telekom sales after that, the emission, and finally, the effects from deals which have been closed during this quarter, Info Communications, Pannon, the sale of rest of DT shares. Right now, at the and of March, we have a net debt level that is € 2.4 billion, included here is the premium we have paid for Fintur arrangements. Without this additional Fintur investment, our net debt would have been a little under € 2.4 billion. It is notable that our net debt to EBITDA ratio a year ago was on the level of 12, this year we are close to the level 3. To close, the prospects for the rest of the year. No significant changes to what has been said previously, mostly additional details. Group revenue will continue to grow, but clearly slower than during previous year. The company EBITDA will improve by approx. one third and the EBITDA percent will be over the 30 % level. EBITDA losses from Service Businesses: goal 50, that is still the maximum loss we will make this year in this business. Underlying Group profit will almost double from 2001. Partnership company loss is estimated to be between € 200-300 million, this is not a cash-flow influenced item. The fork is relative big, why is that: we have, both in Turkey and Germany, a whole lot of uncertainty factors. However, we have wanted to express here also the maximum level that the result will be, at its worst. Fixed assets investments are on the level € 300 million, and our operative cash flow which is determined to be EBITDA minus fixed assets investments minus net financing items, will be positive, € 300 million. Thank you.

Jaakko Paloheimo, Opstock Ltd:
Few clarifying questions — underlying cash flow for Q1 and average interest for net debt, you have previously reported those by quarter also, if I remember correctly?

Kim Ignatius:
The underlying cash flow can be found on our quarter report, page 15. Operations cash flow € 80 million, when the previous year it was € 25 million. And if you take into account fixed assets which on this quarter are € 51 million and last year € 82 million. Summed up fast, 60 million below zero the previous year and 30 million, positive, this year. Our interest percent at the moment is above 4.5, I don’t have an exact figure.

Jari Jaakkola:
But it can be found, Interim Report page 21. Average interest rate for all loans, 4.55 percent (including the impact of hedging measures).

Jaakko Paloheimo, Opstock Ltd:
Thank you, I must have read it too fast.

Pekka Nykänen, Kauppalehti:
CEO Koponen, why has this strategy exercise been done when ahead there is the merger with Telia? Has it been synchronized with Telia in some way?

Harri Koponen:
Now one must keep in mind that when we started these exercises in September, about five days after we had started to make this seven point growth strategy; these strategies do not come out of a hat, we have used time and energy in this, and we don’t want to stop strategy development. Our customers will still need certain things, we see development in the market and act accordingly. Also this new Group will benefit from this.

Pekka Nykänen, Kauppalehti:

Is it already known that it will fit Telia’s current strategy?

Harri Koponen:
Everybody has the equity story of this new company, if you read it carefully, you will see certain things.

Markus Pirttiö, Aamulehti and Turun Sanomat:
I would like to ask about customers, you said 11.000 were lost in the beginning of the year. You said they were “price-conscious”. How much does this group use money on mobile phones? And another thing, what are you going to do to reverse this trend?

Harri Koponen:
I could answer the latter part, Anni will take the first part. We said that we seek profitable growth. Anni can answer the first question.

Anni Vepsäläinen, Senior Vice President, Mobile Communications Finland:
Negative messages have come from consumer segment, from the more price-conscious end. One third of the lost customers are so-called PrePaid customers from which average monthly profit is significantly lower than usually. It’s good to remember that in corporate segment we have received positive growth numbers.

Harri Koponen:
We want to be a over-all inexpensive provider for our clients.

Teemu Kaltea, Nordea Securities:
Anni Vepsäläinen, the amount of GPSR subscribers at the moment?

Anni Vepsäläinen:
We have over 30.000 GPSP terminals on the network, one fourth of those actively uses GPSR services.

Teemu Kaltea, Nordea Securities:
If I may continue, I would like to ask about ADSL investments? Kim said that installing is the limiting factor – how much does this installation cost, what could be the capex level?

Harri Koponen:
We won’t comment on the price of certain instalment, but Jaska can answer this more generally.

Jaakko Nevanlinna, Executive Vice President, Sonera Corporation & Managing Director, Sonera Telecom Oy and Sonera Carrier Networks Oy:
Like Kim said, the demand has been fairly strong, and the market prices are quite similar, everybody has all kinds of campaigns, the monthly price has been around € 50 like with others. Instalment fee on top of that has varied due to campaigns.

Jukka Lehtien, IT-viikko:
What is the position of Service Businesses in Telia-Sonera?

Juha Varelius, Executive Vice President, Sonera Corporation & CEO of Sonera Services, Sonera Zed Ltd:
We haven’t made any decisions about the nature of Service Business we will practise. We will address the issue based on competence, sector by sector, where the competence is, where the expertise is, where the Service Business will be developed and taken further.

Jukka Lehtinen, IT-viikko:
If I just ask, how well does Juxto fit in Sonera’s business?

Harri Koponen:
If you look at ICT of our growth strategy and how that concerns Juxto. What does Juxto do?

Juha Varelius:
Juxto is in the core area of ICT strategy, it is very relevant.

Mikko Vanhala, Handelsbanken:
I have a couple of questions, one is that personnel reduction has been 9% from the beginning of the year. Can you categorize from where the personnel has left and what will be the number of personnel at the end of the year? Second, cash flow estimate, if the starting point is that underlying EBITDA last year was 569, one third more and it’s 750, and if look at the investments being € 350 million, what is included in the net interest rate expenses, interest profits from 3G are not counted at all it seems. Is this the situation...?

Jari Jaakkola:
Talking about the personnel question. Most of the streamlining activities started in the autumn have now been concluded, those persons have left Sonera’s employee list. All the effects can not be seen at the end of March because April 12 was the last day of work for six month termination employees. Where they have come from, it’s the same as in the autumn, a few hundred from Service Business, I think it was 350 from Telecom side and mobile domestic, a little under hundred. Last August, we started negotiations, and the figures became clearer in October. But Kim will answer about net interest rates.

Kim Ignatius:
Cash flow based net interest rate expenses are counted in the figure.

Harri Koponen:
We don’t have a set personnel level, this many people we have to get rid of and so on. Corporate managers don’t usually just cut it.

Mikko Vanhala, Handelsbanken:
One more question: how far in this interest rate profit process are you going to go? If we look at last year, 154 million activated in the balance sheet, this year the same write-down practise continues. Is there an estimate, what will be, at the end of the year, the 3G effect on Sonera balance sheet? If you look at earlier partner loans and all the others combined?

Kim Ignatius:
First of all, to clarify on the interest rate profits and interest rate expenses we talked about. Activation will not effect them, they are purely cash flow based interest rates, and will not be influenced. If we look at the situations of activated interest from now on, starting from when they are accessed, the number of activated interest rates will remain the same. Then the interest rate written down from partner loans stays in that form as long as partner loan exists. At that point, when the partner loan is converted to own capital, it will be activated until the network is launched. Whether we have this item in partner loan form or own capital investment, it really doesn’t matter in the interest rates of our financial statement or in the cash flow based interest rates. The network will be launched during next year, and from there on we will start to write down the interest rates.

Mikko Vanhala, Handelsbanken:
If I conclude with this one question: this € 58 million for 3G Group, in Q1 it feels like a big figure, Q1 is normally not a period to be emphasizing opex. Is this enough, is this the level that will be maintained for the rest of the year?

Kim Ignatius:
That € 58 million was our share of the company net result. It doesn’t relate to capex. 58 is what we wrote down, 48 is the real figure, because 10 million like I mentioned belongs to previous year. Our books were already closed when they finished with theirs. The real share is € 48 million. Will it be enough in the future? We haven’t given any estimates, but it should give a good indication of the level, we can go under, we can go over...

Jari Jaakkola:
4 x 48 is 196. We estimate – including Fintur and Turkcell that won’t make profit this year – 200-300 million. This will give you pretty good idea of how far that 48 will take you.

Pontus Grönlund, Deutsche Bank:
Question about SmartTrust – the Digital Identity costs cutting, is it included in the 50 million over-all losses objective, and will SmartTrust become profitable with this cut? Second, Zed, 5 million portal loss. The goal is less than 25 million for this year. Can the loss increase with Zed on quarter-to-quarter basis, or are you ahead of the goal already? Last question on SMS, how do you assess that the reduction in prices has affected use and ARPU afterwards?

Niklas Sonkin, Executive Vice President, CSO, Sonera Corporation & Chairman, Board of Directors, Sonera SmartTrust:
SmartTrust has two operation areas. Mobile is more successful, it is growing. Digital Identity is not successful, this is a fixed internet smart-based software solution, and the situation simply is that there is no market and the required investments are so great that we won’t do it. And that is why we will aggressively scale down costs in that area. This 10 million has been reserved during Q2 for those expenses that it will cause, it is a one-off item. All and all, the operative EBITDA for SmartTrust will be on the zero level this year, and since it has been negative in the beginning of the year, it will change to positive as the year advances.

Juha Varelius:
For Zed, one could say that we have achieved that level where we are. The reason why we keep the estimate at 25 million, is, of course, that we must follow the development of revenue and see where that goes. It’s fair to say that we are a little bit ahead of our objectives. We’re on the track we have set out for ourselves.

Anni Vepsäläinen:

Slight increase in SMS use, but we estimate the total ARPU trend for this year to be flat, or slightly decreasing. The SMS increase is not enough to cover for price reduction.

Pontus Grönlund, Deutsche Bank:
According to your own estimates, how is the price reduction working? Have you seen that the effect is not what you wanted? Young issue at this point.

Anni Vepsäläinen:
We won’t release numbers by segments. Everyday we look at the market and the customer feedback. But we have made this procedure and we will see if additional ones are necessary.

Pontus Grönlund, Deutsche Bank:
Not quite according to plan? Is this the correct interpretation?

Anni Vepsäläinen:
No comment.

Ursula Lehtivuori, an editor of a newspaper:
Use of ADSL and other broadband products increased significantly, only the instalment capacity slows it down. What kind of lines do you have in this service, and how long does the customer have to wait and do you regret kicking so many installers out?

Jaakko Nevanlinna:
We have worked hard for these delivery processes. Depending on the area, the objective is that we can make the delivery in four weeks. Sometimes less, sometimes more on some areas. One week, week and a half on top of that.

Harri Koponen:
One must keep in mind that ADSL is not all about the installation; there is also the competitor element to consider. We rush to city areas, and presently there happen to be certain type of operators that have enjoyed good prices and market conditions. We arrive as a challenger. They try to make this shift maximally challenging.

Teemu Kaltea, Nordea Securities:
Expansion to the east – it says “from minority owner to controlling role”. What does in mean in practise?

Harri Koponen:
In the Eurasian market, we were a 36%-37% owner and right now we are a 58%, almost 60% owner, that’s what it means in practise. We are a majority owner and we will raise our voice when they are deciding investments, service platforms, business models. They will be a part of Sonera platform, export of service platform and all.

Teemu Kaltea, Nordea Securities:
Does it mean that you are going to increase your ownership through Fintur GSM in these companies, or you will increase your ownership in Fintur?

Harri Koponen:

We have a majority in these companies presently. Of all the individual companies, we have a majority. We control them all at this time. That’s what it means in practise.

Mikko Linnavuori, FIM Securities Ltd: Continuing this previous question, would you want to be the majority owner at Turkcell or MegaFon?

Harri Koponen:
We have announced that maybe Russia belongs more to the core area than Turkey, if we must make choices. We are interested in Russia because of MegaFon and after acquiring majority in the Eurasian market, we must look at Turkey as one whole.

Pekka Nykänen, Kauppalehti: Does this ICT strategy mean investments on areas that previously belonged to IT companies, like TietoEnator?

Our strategy on ICT side concentrates on IT services that support business processes, that are mobile and communication based. At this time, we have Juxto and some other businesses that operate in that field; we will grow organically, but also consider other options to solidify our position. The starting point is customer need, companies want to purchase total solutions which include elements from IT services and communications. We will offer those services, as Sonera, together with our partners.

Pekka Nykänen, Kauppalehti:
You will position yourself as a more of a competitor to, say, TietoEnator?

Harri Koponen:
Yes.

Now we must remember that this is also a forum for cooperation. The ICT cake is a big one; a lot can be done, with many partners. And we can also compete with our partners sometimes.

Pontus Grönlund, Deutsche Bank:
GPRS roaming, where do you stand with that, regarding Europe? When can Sonera’s customers use GPRS services in Europe? And second: MMS platform – where does it stand and can it be launched according to schedule?

Anni Vepsäläinen:
Regarding GPRS roaming, we have decided, together with other operators, to improve the GPRS roaming significantly. By summer, we want to open roaming in the important European countries. That is a clear goal and the beginning is good, I think there are six GPRS roaming partners.

Harri Koponen:
Together with Vodafone, we are the world’s leading roaming partner. We have ten active partners, and ten is coming.

Anni Vepsäläinen:
A lot is happening, and in the summer even more. Regarding MMS, we are working hard and the objective is to launch MMS services during this summer.

Pontus Grönlund, Deutsche Bank:
What will be the strategy in MMS pricing?

Anni Vepsäläinen:
Prices will be announced as the service is launched, but our goal is that pricing as well as the use of the service for the customer is easy, we aim for a transaction based pricing model.

Niclas Sonkin:
The € 10 million that is earmarked for restructuring during Q2, down-sizing Digital Identity and the one-off items that come from that, it is not included in the € 54 million operative EBITDA objective that has been set for the Service Business.

Olli-Pekka Tiainen, Tietoviikko:
I am interested whether the ICT business has some kind of goals? Revenue or regarding percentage?

Harri Koponen:
We haven’t quantified the goals, they are included in the general revenue objective and the steering which will be given to market. Possibly later, during this year we will clarify this.

Olli-Pekka Tiainen, Tietoviikko:
Second: why do you go against the flow and won’t incorporate network operations, like your main owner the government as a regulator would hope?

Aimo Eloholma, Deputy CEO, Sonera Corporation:
Actually, our fixed network operations have been incorporated, as Carrier Networks Oy which holds in its balance sheet all fixed network infrastructure. We are making a structural change like Harri said, it’s an activity-based organization, but we are not looking to undo this particular incorporation, it will remain.

Olli-Pekka Tiainen, Tietoviikko:
I meant mobile networks and the like. Your strategy says you go against the stream?

Aimo Eloholma:
Strategically, that expression means that we feel that are forerunners in issues relating to structure. Regarding incorporating mobile networks, we feel that selling services to the end-user and to service operators can adjust more readily to various market conditions in that situation where the network as an infrastructure is included in the total Sonera package.

Matti Riikonen, Evli Securities plc:
You said in the autumn during share emission that in the Telecom area you will seek growth from the competitors’ areas. In ADSL subscriptions, is it possible to quantify how much of the growth comes from competitors’ area and how much from own areas?

Harri Koponen:
Most of it comes from competitors’ area. We have arrived to the capitol area and hold a very significant market share there.

Matti Riikonen, Evli Securities plc:

How big is that very significant market share in the capital area?

Harri Koponen:
We won’t comment on that. The reason: we don’t know the competitors’ numbers. We know our own, of course.

Jari Jaakkola:
There are 19.000 Sonera ADSL subscribers, no competitor has reported on the numbers for the first three months.

An editor of a newspaper:
Regarding the small number of installers, why is this?

Jaakko Nevanlinna:
We have had wide demand right now, it’s not just that there are not enough installers. One significant thing has been that we have been negotiating with regional operators.

In the capital area, we have used outside installing service all the time.

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.